Exhibit 77(c)

Matters submitted to a Vote of Security Holders

On July 21, 2009, a Special Meeting of Shareholders was held to approve (1) an Agreement and Plan of Reorganization ("Reorganization Agreement") by and between ING International Growth Opportunities and between ING International Growth Opportunities Fund and ING International Capital Appreciation Fund, providing for the reorganization of ING International Growth Opportunities Fund with and into ING International Capital Appreciation Fund and (2) subject to shareholder approval of the Reorganization Agreement, to approve an investment sub-advisory agreement between ING Investments, LLC, ING International Growth Opportunities Fund's investment adviser, and Hansberger Global Investors, Inc. ("Hansberger"), pursuant to which Hansberger would serve as the sub-adviser to ING International Growth Opportunities Fund during a transition period until the Reorganization is consummated.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING International Growth Opportunities Fund	1	3,739,160.780	65,362.826	155,636.433	3,960,160.039
	2	3,722,255.684	85,973.165	151,930.190	3,960,160.039